               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)

                        (Amendment No. 5) *


                   First Federal Bancorporation
        --------------------------------------------------
                        (Name of Issuer)


                           Common Stock
        --------------------------------------------------
                  (Title of Class of Securities)


                           319979100
                     --------------------
                        (CUSIP Number)


                              N/A
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   Page 1 of 12 pages

CUSIP No. 319979100              13G          Page 2 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     First Federal Bancorporation Employee Stock Ownership Plan
     Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     41-1796238

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Minnesota

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                  0

6.   SHARED VOTING POWER          153,573

7.   SOLE DISPOSITIVE POWER:            0

8.   SHARED DISPOSITIVE POWER:    153,573

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      153,573

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.79%

12.  TYPE OF REPORTING PERSON:*   EP


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 319979100               13G         Page 3 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     First Federal Bancorporation 1995 Stock Option and Incentive
     Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     41-1848954

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                  0

6.   SHARED VOTING POWER          193,675

7.   SOLE DISPOSITIVE POWER:            0

8.   SHARED DISPOSITIVE POWER:    193,675

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      193,675

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   13.60%

12.  TYPE OF REPORTING PERSON:*  EP


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 319979100               13G         Page 4 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     Walter R. Fankhanel

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER            56,870

6.   SHARED VOTING POWER         339,848

7.   SOLE DISPOSITIVE POWER:      56,870

8.   SHARED DISPOSITIVE POWER:   339,848

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     396,718

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   27.87%

12.  TYPE OF REPORTING PERSON:*   IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 319979100              13G          Page 5 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     Martin R. Sathre

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER              55,790

6.    SHARED VOTING POWER           308,070

7.    SOLE DISPOSITIVE POWER:        55,790

8.    SHARED DISPOSITIVE POWER:     308,070

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        363,860

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  25.57%

12.  TYPE OF REPORTING PERSON:*  IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 319979100              13G          Page 6 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     James R. Sharp

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER              38,293

6.   SHARED VOTING POWER           329,075

7.   SOLE DISPOSITIVE POWER:        38,293

8.   SHARED DISPOSITIVE POWER:     329,075

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       367,368

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   25.81%

12.  TYPE OF REPORTING PERSON:*   IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 319979100              13G          Page 7 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     Ralph T. Smith

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER              69,325

6.   SHARED VOTING POWER           324,315

7.   SOLE DISPOSITIVE POWER:        69,325

8.   SHARED DISPOSITIVE POWER:     324,315

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       393,640

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 27.66%

12.  TYPE OF REPORTING PERSON:*   IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 319979100              13G          Page 8 of 12 Pages


1.   NAMES OF REPORTING PERSONS:

     Dean J. Thompson

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER              49,997

6.   SHARED VOTING POWER           285,246

7.   SOLE DISPOSITIVE POWER:        49,997

8.   SHARED DISPOSITIVE POWER:     285,246

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       335,243

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   23.55%

12.  TYPE OF REPORTING PERSON:*  IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                              Page 9 of 12 Pages

             Securities and Exchange Commission
                   Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           First Federal Bancorporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           214 5th Street
           Bemidji, Minnesota  56601

ITEM 2(a)  NAME OF PERSON(S) FILING.
           First Federal Bancorporation Employee Stock Ownership Plan Trust ("ESOP"), First Federal Bancorporation 1995 Stock Option and Incentive Plan Trust ("Option Plan"), and the following individuals who serve as their trustees: Walter R. Fankhanel, Martin R. Sathre, James R. Sharp, Ralph T. Smith, and Dean J. Thompson.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
           OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
           A:

    (f)    [x]  An employee benefit plan or endowment fund in
                accordance with Rule 13d-1(b)(1)(ii)(F);

    If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

    Items (a), (b), (c), (d), (e), (g), (h), (i) and (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP and the Option Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trusts established pursuant to the ESOP and Option Plan, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                              Page 10 of 12 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP Trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below, each signatory in the capacity of an ESOP trustee and a stock option plan trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or in-fluencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a partici-pant in any transaction having that purpose or effect.

                                              Page 11 of 12 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FEDERAL BANCORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

     /s/ Walter R. Fankhanel                   February 11, 2000
     __________________________________        _________________
     Walter R. Fankhanel, as Trustee           Date

     /s/ Martin R. Sathre                      February 11, 2000
     __________________________________        _________________
     Martin R. Sathre, as Trustee              Date

     /s/ James R. Sharp                        February 11, 2000
     __________________________________        _________________
     James R. Sharp, as Trustee                Date

     /s/ Ralph T. Smith                        February 11, 2000
     __________________________________        _________________
     Ralph T. Smith, as Trustee                Date

     /s/ Dean J. Thompson                      February 11, 2000
     __________________________________        _________________
     Dean J. Thompson, as Trustee              Date


FIRST FEDERAL BANCORPORATION
1995 STOCK OPTION AND INCENTIVE PLAN TRUST

By Its Trustees:

/s/ Walter R. Fankhanel                        February 11, 2000
___________________________________            _________________
Walter R. Fankhanel, as Trustee                Date


/s/ Martin R. Sathre                           February 11, 2000
___________________________________            _________________
Martin R. Sathre, as Trustee                   Date


/s/ James R. Sharp                             February 11, 2000
___________________________________            _________________
James R. Sharp, as Trustee                     Date


/s/ Ralph T. Smith                             February 11, 2000
___________________________________            _________________
Ralph T. Smith, as Trustee                     Date


/s/ Dean J. Thompson                           February 11, 2000
___________________________________            _________________
Dean J. Thompson, Trustee                      Date

                                              Page 12 of 12 Pages

SIGNATURE:


/s/ Walter R. Fankhanel                        February 11, 2000
_________________________________________      _________________
Walter R. Fankhanel, as an Individual          Date
  Stockholder

/s/ Martin R. Sathre                           February 11, 2000
________________________________________       _________________
Martin R. Sathre, as an Individual             Date
  Stockholder

/s/ James R. Sharp                             February 11, 2000
_________________________________________      _________________
James R. Sharp, as an Individual               Date
  Stockholder

/s/ Ralph T. Smith                             February 11, 2000
_________________________________________      _________________
Ralph T. Smith, as an Individual               Date
  Stockholder

/s/ Dean J. Thompson                           February 11, 2000
_________________________________________      _________________
Dean J. Thompson, as an Individual             Date
  Stockholder